A.G.P. / Alliance Global Partners

590 Madison Ave., 28th Floor

New York, NY 10022

April 17, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	CNS Pharmaceuticals, Inc. Registration Statement on Form S-1 File No. 333-286529 (the “Registration Statement”)

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on April 14, 2025, in which A.G.P/Alliance Global Partners as Placement Agent, joined the Company’s request for acceleration of the effective date of the above-referenced Registration Statement for 5:00 p.m. Eastern Time on April 16, 2025, or as soon thereafter as practicable, in accordance with Rule 461 under the Securities Act of 1933, as amended. The Company is no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Very truly yours,

A.G.P / Alliance Global Partners

By:	/s/ Thomas J. Higgins
Name:	Thomas J. Higgins
Title:	Managing Director